FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of October 2014

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159, Petach Tikva 4910101, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

1.	Changes in Registrant’s Certifying Accountant

On October 7, 2014, following approval by the Company's Audit Committee and Board of Directors, the Company's shareholders approved the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International as the independent auditors of the Company, in lieu of Somekh Chaikin, a member of KPMG International.

The reports of Somekh Chaikin on the financial statements of the Company for the two years ended December 31, 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the period of January 1, 2012 through the date of their dismissal, there have been no disagreements with Somekh Chaikin on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Somekh Chaikin, would have caused them to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years; or “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

2.	Attached hereto and incorporated by reference herein are the following exhibits:

99.1           Eltek Ltd. Announces Results of Annual and Special General Meeting of Shareholders held on October 7, 2014.

99.2           Notice Regarding Approval of Liability Insurance for Mr. Yitzhak Nissan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and
Chief Financial Officer
Dated:  October 7, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Eltek Ltd. Announces Results of Annual General Meeting of Shareholders held on October 7, 2014.

99.2	Notice Regarding Approval of Liability Insurance for Mr. Yitzhak Nissan.